January 30, 2008

VIA EDGAR AND FACSIMILE (202) 772-9208

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Todd Schiffman

Re:

Overture Acquisition Corp.

Registration Statement on Form S-1 (SEC File No. 333-146946)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Overture Acquisition Corp. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:30 p.m., Eastern time, on January 30, 2008 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that between January 11, 2008 and January 30, 2008, the undersigned effected a distribution of approximately 3,669 copies of the Preliminary Prospectus dated January 11, 2008 (the “Preliminary Prospectus”) to underwriters and dealers.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

[Signature Page Follows]

Very truly yours,

J.P. Morgan Securities Inc.

As Representative for the Underwriters

By:

/s/ Nicolas E. Murat

Name: Nicolas E. Murat

Title:   Vice President